UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Therapeutics Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

88339T103

(CUSIP Number)

July 10, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339T103

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,500,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,500,000

9	Aggregate amount beneficially owned by each reporting person. 1,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.8%*
12	Type of reporting person OO

*

Based on 16,991,400 shares of Class A common stock outstanding, which is the sum of (i) 2,950,000 shares of Class A common stock outstanding prior to the Issuer’s initial public offering as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on July 9, 2020, (ii) 13,570,000 shares of Class A common stock issued in the Issuer’s initial public offering and (iii) 471,400 shares of Class A common stock issued in a private placement.

CUSIP No. 88339T103

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,500,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,500,000

9	Aggregate amount beneficially owned by each reporting person. 1,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.8%*
12	Type of reporting person CO

*

Based on 16,991,400 shares of Class A common stock outstanding, which is the sum of (i) 2,950,000 shares of Class A common stock outstanding prior to the Issuer’s initial public offering as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on July 9, 2020, (ii) 13,570,000 shares of Class A common stock issued in the Issuer’s initial public offering and (iii) 471,400 shares of Class A common stock issued in a private placement.

CUSIP No. 88339T103

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,500,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,500,000

9	Aggregate amount beneficially owned by each reporting person. 1,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.8%*
12	Type of reporting person IN

*

Based on 16,991,400 shares of Class A common stock outstanding, which is the sum of (i) 2,950,000 shares of Class A common stock outstanding prior to the Issuer’s initial public offering as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on July 9, 2020, (ii) 13,570,000 shares of Class A common stock issued in the Issuer’s initial public offering and (iii) 471,400 shares of Class A common stock issued in a private placement.

Item 1(a).	Name of Issuer:

Therapeutics Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Berkeley Street, 18th Floor

Boston, MA 02116

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value

Item 2(e).	CUSIP Number:

88339T103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 1,500,000 shares of Class A common stock.

(b)	Percent of class:

The number of shares of Class A common stock beneficially owned by the Reporting Persons represent 8.8% of the Issuer’s outstanding Class A common stock (based on 16,991,400 shares of Class A common stock outstanding, which is the sum of (i) 2,950,000 shares of Class A common stock outstanding prior to the Issuer’s initial public offering as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on July 9, 2020, (ii) 13,570,000 shares of Class A common stock issued in the Issuer’s initial public offering and (iii) 471,400 shares of Class A common stock issued in a private placement.).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Class A common stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 1,500,000 shares of Class A common stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Class A common stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 1,500,000 shares of Class A common stock they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Class A common stock held by Boxer Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated July 20, 2020, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually